Date: 30/03/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Dittybase Technologies Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	19/04/2010
Record Date for Voting (if applicable) :	19/04/2010
Beneficial Ownership Determination Date:	19/04/2010
Meeting Date :	19/05/2010
Meeting Location (if available) :	National Drapery, 4616 - 99 Street,
Edmonton, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	255008104	CA2550081046

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Dittybase Technologies Inc.